Exhibit 19
Insider Trading Policy Effective Date: December 8, 2022
I.Purpose
The board of directors of Novavax, Inc. (the “Company” or “Novavax”) has adopted this Insider Trading Policy (the “Policy”) for our directors, officers, employees and consultants with respect to the trading of the Company’s securities and the handling of confidential information about the Company, as well as the securities of other publicly traded companies with whom we have a relationship.
Federal and state securities laws generally prohibit the purchase or sale of a company’s securities by persons who are aware of material information about that company that is not generally known or available to the public. These laws also generally prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. Companies and their controlling persons are also subject to liability if they fail to take reasonable steps to prevent insider trading by company personnel.
It is important that you understand the breadth of activities that constitute illegal insider trading and the consequences, which can be severe. The U.S. Securities and Exchange Commission, the NASDAQ stock market, the Financial Industry Regulatory Authority, as well as foreign regulatory authorities, investigate and are very effective at detecting insider trading. The SEC, together with the U.S. Attorneys, pursue insider trading vigorously. Cases have been successfully prosecuted against trading by employees at all levels whether through foreign accounts, trading by family members and friends or trading involving only a small number of shares.
This Policy is designed to prevent insider trading or allegations of insider trading, and to protect Novavax’s reputation for integrity and ethical conduct. It is your obligation to understand and comply with this Policy. Should you have any questions regarding this Policy, please contact the Company’s Chief Financial Officer, at 240-268-2000.
II.Penalties for Noncompliance
A.Civil and Criminal Penalties
Potential penalties for insider trading violations include (1) imprisonment for up to 20 years, (2) criminal fines of up to $5 million and (3) civil fines of up to three times the profit gained, or loss avoided.
B.Controlling Person Liability
If Novavax fails to take appropriate steps to prevent illegal insider trading, the Company may have “controlling person” liability for a trading violation, with civil penalties of up to the greater

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of $1 million and three times the profit gained or loss avoided, as well as a criminal penalty of up to $25 million. The civil penalties can extend personal liability to Novavax’s directors, officers and other supervisory personnel if they fail to take appropriate steps to prevent insider trading.
C.Company Sanctions
Failure to comply with this Policy may also subject you to Novavax-imposed sanctions, including dismissal for cause, whether or not your failure to comply with this Policy results in violations of law.
III.Scope
A.Persons Covered
As a director, officer, employee or consultant of Novavax or its subsidiary, this Policy applies to you. The restrictions set forth in this Policy, including those set forth in the Addendum, also apply to:
•your family members who reside with you;
•anyone else who lives in your household;
•any family members who do not live in your household but whose securities transactions are directed by you or who are subject to your influence or control (such as parents or children who consult with you before they trade in securities);
•any person to whom you have disclosed material, nonpublic information; and
•family trusts, family partnerships and similar entities controlled by them or any person described in the above bullets (collectively, “Other Covered Persons”).
You are responsible for making sure that the purchase or sale of any security covered by this Policy by any such person complies with this Policy.
The Company also may determine that other persons should be subject to this Policy, such as contractors who have access to material nonpublic information. Any such other persons shall be notified by the Company.
B.Companies Covered
The prohibition on insider trading in this Policy is not limited to trading in Novavax securities. It includes trading in the securities (such as ADRs, preferred stock, debentures, bonds, and derivative securities) of other firms, such as customers or suppliers of Novavax and those with which Novavax may be negotiating major transactions, such as a corporate collaboration, license, acquisition, investment or sale. Information that is not material to the Company may nevertheless be material to one of those other firms. The prohibition on insider trading in this Policy also applies to trading in the securities of all other companies from which you have obtained material nonpublic information in the scope of your employment.
C.Transactions Covered

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Trading includes purchases and sales of stock, derivative securities on hedging transactions such as put and call options and short and long sales, convertible debentures or preferred stock, and debt securities (debentures, bonds and notes).
Transactions in mutual funds, exchange-traded funds, index funds or other “broad basket” funds that own or hold the Company’s securities as one of many investments are not subject to this Policy.
IV.Statement of Policy
A.No Trading on Inside Information
You may not trade in the securities of Novavax, directly or through family members or other persons or entities, if you are aware of material nonpublic information relating to the Company. Similarly, you may not trade in the securities of any other company if you are aware of material nonpublic information about that company which you obtained in the course of your employment with Novavax.
B.No Tipping
You may not pass material nonpublic information on to others or recommend to anyone the purchase or sale of any securities when you are aware of such information. This practice, known as “tipping,” also violates the securities laws and can result in the same civil and criminal penalties that apply to insider trading, even though you did not trade and did not gain any financial benefit from another’s trading.
C.No Exception for Hardship
The existence of a personal financial emergency does not excuse you from compliance with this Policy.
V.Special Restrictions Applicable to Designated Persons
In order to help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on the basis of inside information, the Company’s board of directors has adopted certain special restrictions that apply to directors on its board and executive officers and any vice president (“Designated Persons”). These special restrictions may also apply to certain other persons designated by the Company from time to time who have specific knowledge of a pending announcement such as the results of a clinical trial, the achievement of a product milestone, an earnings release or any other event-specific release, in which case such individuals may be deemed a Designated Person for a particular event or time period.
A.Pre-Clearance Procedures
No Designated Person may engage in any transaction involving the Company’s securities (including an option exercise, or a gift, loan, pledge or hedge, contribution to a trust or any other transfer) (each a “Covered Transaction”) without first obtaining pre-clearance of the transaction from the Chief Legal Officer or the Chief Legal Officer’s Designee. Notwithstanding the foregoing, no officer or director of Novavax shall be permitted to engage in any hedging or

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pledging transactions involving Novavax’s securities. A request for pre-clearance should be submitted to the Chief Legal Officer or the Chief Legal Officer’s Designee at least two business days in advance of the proposed transaction whenever possible.
B.Quarterly Blackout Periods
The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, no Designated Person may engage in any Covered Transaction during the period beginning the first business day after the end of each calendar quarter (i.e., March, June, September and December) and ending after the second full business day following the release of the Company’s earnings for that quarter. In addition, certain other employees and consultants involved in the preparation of the Company’s financial statements or the earnings release announcement shall be subject to the same restrictions if notified by the Company that the Quarterly Blackout Periods applies to such person.
C.Blackout Periods for Interim Earnings Releases and Event-Specific Releases
The Company may on occasion issue interim earnings guidance or other potentially material information such as execution of an important contract or product development milestone, by means of a press release, SEC filing on Form 8-K, other SEC filing or other means designed to achieve widespread dissemination of the information. No Designated Person may engage in any Covered Transaction after being notified that a blackout period is being imposed with respect to any such event until the second full business day following the release of the relevant information. Any other employee or consultant with specific knowledge of the event will be subject to the same restrictions if notified by the Company that a blackout period is being imposed on such person with respect to such event.
D.Blackout Periods for Results of Clinical Trials
The Company will conduct clinical trials from time to time. To avoid the appearance of trading on the basis of material nonpublic information, no Designated Person may engage in any Covered Transaction during the period beginning two weeks prior to the date that the Company anticipates receiving data from a clinical trial and ending after the second full business day following the release of the results of such clinical trial. Any other employee or consultant with specific knowledge of the clinical trials will be subject to the same restrictions if notified by the Company that a blackout period is being imposed on such person with respect to such clinical trials.
VI.10b5-1 Sales Plans
Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading programs that meet certain requirements. Once a 10b5-1 sales plan is adopted, you must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The program must either specify (including by formula) the amount, pricing and timing of transactions in advance or delegate discretion on those matters to any independent third party.

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Any director, executive officer or employee may adopt a 10b5-1 sales plan after prior review and consent of the Company’s Chief Legal Officer (or in the case of the Chief Legal Officer, the Chief Financial Officer). 10b5-1 sales plans generally may not be adopted, amended or terminated during a Blackout Period and may only be adopted or amended while the person adopting or amending the plan is not aware of any material nonpublic information. Trades by individuals in the Company’s securities that are executed pursuant to such an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information contained in this Policy or to the restrictions set forth above relating to pre-clearance procedures and Blackout Periods (except as set forth in this paragraph).
VII.Definition of Material Nonpublic Information
Note that inside information has two important elements - (1) materiality and (2) public availability.
A.Materiality
Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Any information that could reasonably be expected to affect the price of the security is material. No bright-line standard exists for assessing materiality; rather, materiality is based on an assessment of all of the facts circumstances and often is evaluated by enforcement authorities with the benefit of hindsight.
While defining all categories of material information is not possible, the following are some examples of information that ordinarily would be regarded as material:• Projections of future earnings, losses or cash burn or other financial guidance.
•Financial results that are inconsistent with the consensus expectations of the investment community.
•changes to previously announced financial guidance, or the decision to suspend financial guidance.
•A pending or proposed merger, acquisition, tender offer, joint venture or an acquisition or disposition of significant assets that has a reasonable expectation of being consummated.
•A change in management.
•Results of clinical trials.
•Major events regarding Novavax, generally, including the commencement or termination of corporate collaborations or clinical trials, receipt of governmental grants, the execution of licenses, financial developments, or patent or product developments, both positive and negative.
•Pending FDA or other regulatory action.
•Severe liquidity problems or impending bankruptcy.
•Actual or threatened major litigation, or the resolution of such litigation.
•Significant cybersecurity breaches.

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•New major contracts, orders, suppliers, customers or finance sources, or the loss thereof.
•Major events regarding Novavax’s securities, including the declaration of a stock split or the offering of additional securities.
•E-mails or other notices prohibiting the trading of Novavax securities (i.e., opening or closing the Window) or any other company.

Both positive and negative information can be material. Because trading that receives scrutiny will be evaluated after the fact with the benefit of hindsight, questions concerning the materiality of particular information should be resolved in favor of materiality, and trading should be avoided.
B.Public Availability
Nonpublic information is information that is not generally known or available to the public. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely available internet, radio or television programs, publication in a widely available newspaper, magazine or news website or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would generally not be considered widely disseminated if it is available only to the Company’s employees.
One common misconception is that material information loses its “nonpublic” status as soon as a press release is issued disclosing the information. In fact, information is considered to be available to the public only when it has been released broadly to the marketplace (such as by a press release or an SEC filing) and the investing public has had time to absorb the information fully. As a general rule and pursuant to this Policy, information is considered nonpublic until after the second full trading day after the information is released.
VIII.Certain Prohibited Transactions
A.Short Sales
You may not engage in short sales of the Company’s securities, defined as sales of securities that are not then owned, including a “short sale against the box,” defined as a sale with delayed delivery.
Short sales of the Company’s securities may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, short sales may reduce a seller’s incentive to seek to improve the Company’s performance.
B.Publicly Traded Options
You may not engage in transactions in publicly traded options of Company securities, such as puts, calls and other derivative securities, on an exchange or in any other organized market. Given the relatively short term nature of publicly-traded options, transactions in options may

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create the appearance that a director or employee, or a consultant or independent contractor who has access to material, nonpublic information relating to the Company, is trading based on material, nonpublic information and focus such person’s attention on short-term performance at the expense of the Company’s long-term objectives.
C.Hedging Transactions
Certain forms of hedging or monetization transactions that transfer to another, in whole or in part, any of the economic consequences of ownership of the securities, allow a director, employee or consultant to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock.
These transactions allow the director, employee, or consultant to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, employee or consultant may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company prohibits such transactions.
D.Exercising Stock Options
Designated Persons may exercise vested options to purchase shares of common stock of the Company with the prior approval of the Approving Person. However, any sale of those shares is subject to the prohibition on trading in the securities under this policy. This prohibition applies to cashless exercises and sales made to cover any tax liability arising from the exercise of the options. Thus, if a Designated Person chooses to exercise stock options when the Blackout Period is in effect or when in possession of material non-public information, then such Designated Person must hold all of the shares of stock purchased upon such exercise until the trading window is open and the inside information is no longer material or has been publicly available for at least two full trading days.
E.Standing Orders
Standing orders are discouraged by the Company. A standing order placed with a broker to sell or purchase stock at a specified price leaves you with no control over the timing of the transaction. A standing order allows no control to the seller over the timing of purchases or sales, and a standing order transaction executed by the broker when you are aware of material nonpublic information may result in unlawful insider trading and is a violation of this Policy.
F.Margin Accounts and Pledges
When securities are held in a margin account or pledged as collateral for a loan, such securities may be sold without your consent by the broker if you fail to meet a margin call or by the lender in foreclosure if you default on the loan. A margin or foreclosure sale that occurs when you are aware of material nonpublic information may, under some circumstances, result in unlawful insider trading. Because of this danger, Designated Persons are not permitted to pledge Company securities or hold Company securities in a margin account.
IX.Post-Termination Transactions

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This Policy continues to apply to your transactions in Novavax securities even after you have terminated your employment or other services to Novavax or its subsidiary as follows: if you are aware of material nonpublic information when your employment or service relationship terminates, you may not trade in Novavax securities until that information has become public or is no longer material.
In all other respects, the procedures set forth in this Policy will cease to apply to your transactions in Novavax securities upon the expiration of any Blackout Period that is applicable to your transactions at the time of your termination of employment or services.
X.Unauthorized Disclosure
Maintaining the confidentiality of Novavax’s information is essential for competitive, security and other business reasons, as well as to comply with securities laws and the confidentiality obligations you have promised to the Company upon commencing your employment or other affiliation with the Company. You should treat all information you learn about Novavax or its business plans in connection with your employment as confidential and proprietary to the Company. Inadvertent disclosure of confidential or inside information may expose Novavax and you to significant risk of investigation and litigation. No one should discuss the Company’s material nonpublic information in public areas – such as corridors, airplanes and restaurants – and care should be taken in the handling and disposal of papers containing material nonpublic information.
The timing and nature of Novavax’s disclosure of material information to outsiders is subject to legal rules, the breach of which could result in substantial liability to you, the Company and its management. Accordingly, it is important that responses to inquiries about Novavax by the press, investment analysts or others in the financial community be made on Novavax’s behalf only through authorized individuals. Please consult Novavax’s Non-Disclosure policy in the Company’s Employee Handbook for more details regarding its policy on speaking to the media, financial analysts and investors.
XI.Personal Responsibility
You should remember that the ultimate responsibility for adhering to this Policy and avoiding improper trading rests with you. Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any Other Covered Person whose transactions are subject to this Policy, as discussed above, also complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
If you violate this Policy, Novavax may take disciplinary action, including dismissal for cause.
XII.Company Assistance
Your compliance with this Policy is of the utmost importance both for you and for the Company. If you have any questions about this Policy or its application to any proposed transaction, you may obtain additional guidance from the Company’s Chief Legal Officer or the Chief Legal Officer’s designee.

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Do not try to resolve uncertainties on your own, as the rules relating to insider trading are often complex, not always intuitive and carry severe consequences.
XIII.Certification
All employees must certify their understanding of, and intent to comply with, this Policy. A copy of the certification that employees must sign is enclosed with this Policy. This Policy was originally approved on January 25, 2013 and updated on December 8, 2022. This version supersedes any previous policy of Novavax, Inc. concerning insider trading.

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Appendix NOVAVAX, INC. INSIDER TRADING POLICY CERTIFICATION
To Novavax, Inc.:
I,     (name), have received and read a copy of the Novavax, Inc. Insider Trading Policy dated [ ] (the “Policy”). I hereby agree to comply with the specific requirements of the Policy in all respects during my employment or other service relationship with Novavax, Inc. I understand that my failure to comply in all respects with the Policy is a basis for termination for cause of my employment or other service relationship with Novavax, Inc.
    (Signature)     (Date)

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